UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. __)*

Highbury Financial Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42982Y109

(CUSIP Number)

Kenneth C. Anderson c/o Aston Asset Management LLC 120 N. LaSalle Street - 25th Floor Chicago, Illinois 60602 Tel No. 312-268-1400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 10, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42982Y109
1		NAMES OF REPORTING PERSONS. KCA Aston, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,285,740(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,285,740(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,285,740
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14		TYPE OF REPORTING PERSON (See instructions) CO

(1) KCA Aston, Inc. (“KCA”) beneficially owns, and is the record holder of, 285.72 shares of Series B Convertible Preferred Stock, $0.0001 par value per share (“Series B Preferred Stock”), of Highbury Financial Inc. (the “Issuer”). Each share of Series B Preferred Stock is initially convertible, at the option of the holder under certain circumstances described in this Schedule 13D, into 4,500 shares of common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”) at an initial conversion price of $5.00, which conversion number and price is subject to customary anti-dilution adjustments for stock splits, stock dividends or similar events affecting the Series B Preferred Stock. Holders of the Series B Preferred Stock have the right to elect a number of directors equal to 25% of the total number of the Issuer’s directors, subject to reduction as described in this Schedule 13D. The holders of Series B Preferred Stock, voting on an as-converted basis with the Common Stock and not as a separate class, are also entitled, in the aggregate, to 25% of the votes (which percentage is reduced by conversion of such shares into Common Stock or the issuance of additional shares of Common Stock) on a merger, sale of all or substantially all of the assets, dissolution or charter amendment.

Based on the foregoing, the 285.72 shares of Series B Preferred Stock beneficially owned by KCA represent, on an as-converted basis, (i) approximately 12.4% of the total voting power of the voting stock of the Issuer on all matters other than a merger, sale of all or substantially all of the assets, dissolution or charter amendment; (ii) approximately 10.2% of the total voting power of the voting stock of the Issuer on a merger, sale of all or substantially all of the assets, dissolution or charter amendment (assuming the remaining 714.28 shares of Series B Preferred Stock remain outstanding); and (iii) 1,285,740 shares of Common Stock, or approximately 12.4% of the outstanding shares of Common Stock (based on the 9,085,035 shares of Common Stock outstanding as of August 10, 2009 as reported in the Form 10-Q of the Issuer for the quarter ended June 30, 2009 filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2009) calculated in accordance with Rule 13d-3(d). In addition, prior to conversion of the Series B Preferred Stock into Common Stock, the 285.72 shares of Series B Preferred Stock represents approximately 7.1% of the total voting power of the voting stock of the Issuer on a merger, sale of all or substantially all of the assets, dissolution or charter amendment.

CUSIP No. 42982Y109
1		NAMES OF REPORTING PERSONS. Kenneth C. Anderson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,285,740(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,285,740(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,285,740(1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14		TYPE OF REPORTING PERSON (See instructions) IN

(1) Kenneth C. Anderson is the sole shareholder of KCA, which beneficially owns, and is the record holder of, 285.72 shares of Series B Preferred Stock of the Issuer. Each share of Series B Preferred Stock is initially convertible, at the option of the holder under certain circumstances described in this Schedule 13D, into 4,500 shares of Common Stock at an initial conversion price of $5.00, which conversion number and price is subject to customary anti-dilution adjustments for stock splits, stock dividends or similar events affecting the Series B Preferred Stock. Holders of the Series B Preferred Stock have the right to elect a number of directors equal to 25% of the total number of the Issuer’s directors, subject to reduction as described in this Schedule 13D. The holders of Series B Preferred Stock, voting on an as-converted basis with the Common Stock and not as a separate class, are also entitled, in the aggregate, to 25% of the votes (which percentage is reduced by conversion of such shares into Common Stock or the issuance of additional shares of Common Stock) on a merger, sale of all or substantially all of the assets, dissolution or charter amendment.

Based on the foregoing, the 285.72 shares of Series B Preferred Stock beneficially owned by Mr. Anderson represent, on an as-converted basis, (i) approximately 12.4% of the total voting power of the voting stock of the Issuer on all matters other than a merger, sale of all or substantially all of the assets, dissolution or charter amendment; (ii) approximately 10.2% of the total voting power of the voting stock of the Issuer on a merger, sale of all or substantially all of the assets, dissolution or charter amendment (assuming the remaining 714.28 shares of Series B Preferred Stock remain outstanding); and (iii) 1,285,740 shares of Common Stock, or approximately 12.4% of the outstanding shares of Common Stock (based on the 9,085,035 shares of Common Stock outstanding as of August 10, 2009 as reported in the Form 10-Q of the Issuer for the quarter ended June 30, 2009 filed with the SEC on August 11, 2009) calculated in accordance with Rule 13d-3(d). In addition, prior to conversion of the Series B Preferred Stock into Common Stock, the 285.72 shares of Series B Preferred Stock represents approximately 7.1% of the total voting power of the voting stock of the Issuer on a merger, sale of all or substantially all of the assets, dissolution or charter amendment.

SCHEDULE 13D

This Schedule 13D relates to the beneficial ownership of the common stock, par value $0.0001 per share (the “Common Stock”), of Highbury Financial Inc., a Delaware corporation (the “Issuer”), by KCA Aston, Inc., an Illinois corporation, and Kenneth C. Anderson. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of the Issuer. The address of the principal executive office of the Issuer is 999 Eighteenth Street, Suite 3000, Denver, Colorado 80202.

ITEM 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of the following persons: (i) KCA Aston, Inc., an Illinois corporation (“KCA”) and (ii) Kenneth C. Anderson, a United States citizen (collectively, the “Reporting Persons”).

The business address of each of KCA and Mr. Anderson is c/o Aston Asset Management LLC, 120 N. LaSalle Street, 25th Floor, Chicago, Illinois 60602.

Mr. Anderson is the sole shareholder of KCA, which was formed to hold the investment in Aston Asset Management LLC. Mr. Anderson serves as the President of Aston Asset Management LLC, a wholly owned subsidiary of the Issuer. The business address of Aston Asset Management LLC is 120 N. LaSalle Street, 25th Floor, Chicago, Illinois 60602.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

Pursuant to the Exchange Agreement (as described below in Item 6), KCA acquired 285.72 shares of Series B Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the “Series B Preferred Stock”), in exchange for 100 Series B limited liability company units (the “Series B LLC Units”) of Aston Asset Management LLC (“Aston”). The transactions contemplated by the Exchange Agreement were consummated on August 10, 2009. The face value of each share of Series B Preferred Stock issued in the Exchange Transaction (defined below) was $22,500.

ITEM 4. Purpose of Transaction.

The shares of Common Stock were acquired for the purpose of investment. As a holder of Series B Preferred Stock, the Reporting Persons, together with other holders of Series B Preferred Stock, have the right to elect a number of directors equal to 25% of the total number of the Issuer’s directors. See Item 6 for a detail description of this right. Mr. Anderson was selected by the holders of the Series B Preferred Stock to serve on the Issuer’s Board of Directors, until his resignation or replacement.

Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (j) any actions similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

The percentages of outstanding shares of Common Stock of the Issuer reported in this Item 5 are based on the assumption that there are 9,085,035 shares of Common Stock outstanding as of August 10, 2009, which is the number of shares of Common Stock reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the Securities and Exchange Commission on August 11, 2009.

(a)	Amount Beneficially Owned by each Reporting Person and Percent of Class:
(b)	Voting and Dispositive Power.

The Reporting Persons beneficially own 285.72 shares of Series B Preferred Stock, which represents approximately 28.6% of the outstanding shares of Series B Preferred Stock. The Reporting Persons may be deemed to beneficially own in the aggregate (within the meaning of Rule 13d-3(a) of the Exchange Act) 1,285,740 shares of Common Stock issuable upon conversion of 285.72 shares of Series B Preferred Stock owned by the Reporting Persons. The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons constitutes approximately 12.4% of the shares of such class deemed outstanding as of August 10, 2009.

KCA and Kenneth C. Anderson, by virtue of being the sole shareholder of KCA, may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with respect to 1,285,740 shares of Common Stock.

KCA owns beneficially and of record 285.72 shares of Series B Preferred Stock, which represents, on an as-converted basis, (i) approximately 12.4% of the total voting power of the voting stock of the Issuer on all matters other than a merger, sale of all or substantially all of the assets, dissolution or charter amendment; (ii) approximately 10.2% of the total voting power of the voting stock of the Issuer on a merger, sale of all or substantially all of the assets, dissolution or charter amendment (assuming the remaining 714.28 shares of Series B Preferred Stock remain outstanding); and (iii) 1,285,740 shares of Common Stock, or approximately 12.4% of the outstanding shares of Common Stock calculated in accordance with Rule 13d-3(d). In addition, prior to conversion of the Series B Preferred Stock into Common Stock, the 285.72 shares of Series B Preferred Stock represents approximately 7.1% of the total voting power of the voting stock of the Issuer on a merger, sale of all or substantially all of the assets, dissolution or charter amendment. The shares of Series B Preferred Stock owned by KCA also represent approximately 28.6% of the voting power of the Series B Preferred Stock. The holders of Series B

Preferred Stock have the right to elect 25% of the directors of the Issuer. See Item 6 for a discussion of the voting rights of the Series B Preferred Stock.

(c)	Other Transactions:

Other than the transactions described in this Schedule 13D, no Reporting Person nor any director or executive officer of any Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(d)	Interests in Other Persons:

Not applicable

(e)        Date Upon Which the Reporting Person Ceased to be the Beneficial Owner of More Than Five Percent of Class:

Not Applicable

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 10, 2009, the Issuer entered into an Exchange Agreement (the “Exchange Agreement”) with the holders (the “Investors”) of Series B LLC Units of Aston, including KCA, and the persons named as management stockholders therein, including Mr. Anderson, who own interests in certain of the Investors and are employees of Aston (the “Management Stockholders”). Pursuant to the Exchange Agreement, the Investors sold all of their Series B LLC Units to the Issuer in exchange for shares of Series B Preferred Stock of the Issuer (the “Exchange Transaction”). As a result of the transaction, Aston became a wholly-owned subsidiary of the Issuer.

Pursuant to the terms of the Exchange Agreement, each holder of Series B LLC Units received in exchange for each Series B LLC Unit, 2.8571 shares of Series B Preferred Stock which resulted in an aggregate issuance of 1,000 shares of Series B Preferred Stock with a face value of $22.5 million. KCA was issued 285.72 shares of Series B Preferred Stock in the Exchange Transaction. Dividends are payable on the Series B Preferred Stock at the rate of 4.0% of face value per annum, payable quarterly, when, as and if declared by the Board of Directors of the Issuer (the “Board”). Accrued but unpaid dividends are compounded annually at a rate of 4.0%. The holders of Series B Preferred Stock participate in any special dividends declared on the Common Stock on an as converted basis, with any such dividends reducing the 4% dividend payable on the Series B Preferred Stock with respect to the quarter in which the special dividend is paid. While any dividends remain unpaid, the Issuer may not make any purchases of its securities or make any dividend payments with respect to any of its equity securities. If dividends are not paid for two consecutive quarters, until such time as all dividends are paid in full by the Issuer, the dividend rate increases from 4% to 8% per annum, and further increases by 2% per annum for each consecutive fiscal quarter thereafter in which the Issuer fails to pay the entire dividend payment that is due, up to a maximum of 16% per annum. In addition, if dividends are not paid for four consecutive quarters, (i) the Series B Preferred Stock shall be immediately convertible into Common Stock at the option of the holder at the conversion ratio described below and all transfer restrictions on the Common Stock set forth in the Investor Rights Agreement described below shall terminate and (ii) the Series B Preferred Stock shall have the right, voting as a separate class, to elect 40% of the directors on the Board.

Holders of the Series B Preferred Stock have the right to elect a number of directors equal to 25% of the total number of the Issuer’s directors. The right to elect 25% of the directors will be reduced to the right to elect one director if 50% of the shares of Series B Preferred Stock are converted into Common Stock or redeemed and will be eliminated if 70% of the shares of Series B Preferred Stock are converted into Common Stock or redeemed. In addition, without the consent of the holders of a majority of the outstanding shares of Series B Preferred Stock, until 50% of the shares of Series B Preferred Stock are converted into Common Stock or redeemed, the Board may not be increased or decreased to a number not evenly divisible by four. The holders of Series B Preferred Stock, voting on an as-converted basis with the Common Stock and not as a separate class, shall be entitled, in the aggregate, to 25% of the votes (which percentage shall be reduced by conversion of such shares into Common Stock or the issuance of additional shares of Common Stock) on a merger, sale of all or substantially all of the assts, dissolution or charter amendment.

The Issuer has the right to redeem the Series B Preferred Stock, in whole but not in part, in the event that the last sale price for the Common Stock of the Issuer exceeds $8.50 per share for any 20 trading days in a 30-trading day period at a redemption price equal to the face value plus any accrued but unpaid dividends (the “Price Redemption Option”). The Issuer may also redeem shares of Series B Preferred Stock from a holder for a period of 120 days following the termination of such holder’s employment with Aston at a redemption price ranging from $1.00 to Future Fair Value (as defined below) depending on the time and reason for such termination of employment.

Holders of Series B Preferred Stock may require the Issuer to redeem their shares of Series B Preferred Stock upon a change of control of the Issuer at a redemption price per share equal to accrued and unpaid dividends plus the greater of the face value of such preferred stock or the product of (i) five; (ii) annualized cash flow of Aston; and (iii) 35% (which represents the minority interest in Aston acquired by the Issuer in the transaction); divided by the number of shares of the new preferred stock originally issued (the “Future Fair Value”).

Each share of Series B Preferred Stock is initially convertible into 4,500 shares of the Common Stock upon certain events described below, which reflects an initial conversion price of $5.00, subject to customary anti-dilution adjustments. The holders of Series B Preferred Stock may elect to convert the Series B Preferred Stock into Common Stock (i) if the Issuer elects to exercise the Price Redemption Option, (ii) upon a liquidation of the Issuer, including a sale of substantially all of the assets of the Issuer, (iii) a change of control of the Issuer, (iv) upon the termination or other relinquishment of asset management contracts, in a single transaction or series of related transactions, which contracts represented more than 50% of Aston’s aggregate revenues for the twelve month period preceding such transaction or series of related transactions and (v) upon the termination of employment of such holder of Series B Preferred Stock as a result of death, permanent incapacity, termination without cause or retirement. In addition, during the 12-month period commencing April 20, 2011, and during each 12-month period commencing on each April 20 thereafter (each an “Applicable Period”), each holder of Series B Preferred (collectively with its permitted transferees) has the right, in his or her sole discretion, to convert up to 10% of the aggregate number of shares of Series B Preferred Stock initially granted to such person in the Exchange Transaction into Common Stock (the “Optional Limited Conversion”). However, the aggregate amount of Series B Preferred Stock converted by any holder (collectively with its permitted transferees) pursuant to the Optional Limited Conversion may not exceed 50% of the aggregate number of shares of Series B Preferred Stock initially issued to such person in the Exchange Transaction. In addition, the aggregate number of shares of Series B Preferred converted by all holders of Series B Preferred during any Applicable Period may not exceed 5% of the aggregate number of shares of Series B Preferred initially issued in the Exchange Transaction.

The Issuer has the option to cause each holder of Series B Preferred Stock to convert his shares into Common Stock immediately prior to merger by the Issuer with or into another entity or a sale of all or substantially all of the assets of the Issuer and cause such holders to participate in the sale event on the same terms and conditions as holders of Common Stock.

In connection with the closing of the Exchange Transaction, Aston distributed $790,000 to the Management Stockholders, as holders of Series B LLC Units, as a return of capital.

As part of the transaction, the Issuer entered into an Investor Rights Agreement with the Investors and the Management Stockholders (the “Investor Rights Agreement”) which provides each of the Investors with certain registration rights for shares of Common Stock issued upon conversion of the Series B Preferred Stock, including three demand registration rights and unlimited piggy-back registration rights. In addition, each of the Investors agreed that (i) Series B Preferred Stock may not be transferred except to immediate family members; by will or the laws of decent and distribution; or with the consent of the Issuer and (ii) shares of Common Stock issuable upon conversion of the Series B Preferred Stock are subject, in limited circumstances, to a right of first offer in favor of the Issuer.

In addition, the Company entered into a Management Agreement with each of the Management Stockholders and Aston (the “Management Agreement”) which delegates certain powers to a management committee composed initially of Management Stockholders, including Mr. Anderson (the “Management Committee”), to operate the business of Aston. Pursuant to the Management Agreement, 72% of the revenues (the “Operating Allocation”) of Aston shall be allocated by the Management Committee for use by management of Aston to pay the operating expenses of Aston, including salaries and bonuses. The remaining 28% of revenues (the “Owners Allocation”) of Aston is paid to the Company as the owner of the business. The Company’s contractual share of revenues has priority over any payment of the Operating Allocation. Any reduction in revenues to be paid to the Company as a result of expenses exceeding the Operating Allocation is required to be paid to the Company out of future Operating Allocation before any compensation may be paid to the Management Stockholders.

The Reporting Persons have executed a Jointing Reporting Agreement dated August 19, 2009, which is attached hereto as Exhibit 4 and incorporated herein by reference, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule 13D.

Except for the agreement described above, to the best knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to the securities of the Issuer.

The information set forth in this Item 6 is qualified in its entirety by reference to the Exchange Agreement (Exhibit 1 hereto), the Investor Rights Agreement (Exhibit 2 hereto), Management Agreement (Exhibit 3 hereto) and the Joint Reporting Agreement (Exhibit 4 hereto).

ITEM 7. Material to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 1

Exchange Agreement, dated as of August 10, 2009, among Highbury Financial Inc., the management stockholders named therein and the investors named therein (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Issuer on August 11, 2009).

Exhibit 2

Investor Rights Agreement, dated as of August 10, 2009, among Highbury Financial Inc., the management stockholders named therein and the investors named therein (incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Issuer on August 11, 2009).

Exhibit 3

Management Agreement, dated as of August 10, 2009, among Highbury Financial Inc., Aston Asset Management LLC and the management stockholders named therein (incorporated by reference to Exhibit 10.3 of Form 8-K filed by the Issuer on August 11, 2009).

Exhibit 4	Joint Reporting Agreement dated August 19, 2009 among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2009

KCA ASTON, INC.

By: /s/ Kenneth C. Anderson

Name: Kenneth C. Anderson
Title:	President

/s/ Kenneth C. Anderson

Kenneth C. Anderson

Exhibit 4

JOINT REPORTING AGREEMENT

In consideration of the mutual covenants herein contained, pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the parties hereto represents to and agrees with the other parties as follows:

1.

Such party is eligible to use and file the statement on Schedule 13D pertaining to the Common Stock, $0.0001 par value per share, of Highbury Financial Inc., a Delaware corporation, to which this Joint Reporting Agreement is attached as an exhibit for the purpose of filing of the information contained herein.

2.

Such party is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, PROVIDED that no such party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

3.	Such party agrees that such statement is being filed by and on behalf of each of the parties identified herein, and that any amendment thereto will be filed on behalf of each such party.

This Joint Reporting Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Dated August 19, 2009

KCA ASTON, INC.

By: /s/ Kenneth C. Anderson

Name: Kenneth C. Anderson
Title:	President

/s/ Kenneth C. Anderson

Kenneth C. Anderson